FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of February 2006
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated February 9, 2006 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ P P Kadle Name: Praveen P Kadle Title: Executive Director (Finance & Corporate Affairs) Dated: February 9, 2006

Item 1

Tata Motors Limited Bombay House 24, Homi Mody Street, Mumbai 400 001 Maharashtra India
News Release	February 9, 2006

Tata Motors Revenue increases by 16.31%, PAT up by 45.55% in Quarter III

MUMBAI, February 9, 2006: Tata Motors today reported revenues (net of excise) of Rs.5,074.55 crores for the quarter ended December 31, 2005, an increase of 16.31%, compared to Rs.4,362.82 crores in the corresponding period of the previous year. Profit Before Tax is Rs. 591.77 crores, an increase of 29.68% over Rs. 456.32 crores, while Net Profit has increased by 45.55% to Rs. 460.23 crores compared to Rs.316.21 crores for the previous year quarter.

Profit Before Tax for the current quarter includes a gain of Rs.164.30 crores on sale of shares of Telco Construction Equipment Company Limited, a subsidiary of the Company. Further, the profit is net of foreign exchange loss of Rs.38.63 crores for the quarter ended December 31, 2005 as against a gain of Rs.62.08 crores for the quarter ended December 31, 2004.

The sales volume for the quarter at 1,11,228 units, grew by 12.74% over 98,662 units in the corresponding period last year. The Company exported 11,782 vehicles during the quarter, a growth of 35.33% over 8,706 units of the previous year period.

Nine months ended December 31, 2005

The company's revenues (net of excise) for the nine months ended December 31, 2005, is Rs.13,719.45 crores, an increase of 13.57%, over Rs.12,080.26 crores in the corresponding period of the previous year. Profit Before Tax is Rs.1,405.77 crores, an increase of 18.47% over Rs.1,186.62 crores, while Net Profit has increased by 26.15% to Rs.1,070.77 crores compared to Rs. 848.78 crores for the previous period.

The company's sales volume for the nine months at 3,05,786 units grew by 9.54% over 2,79,156 units in the corresponding period last year. During the nine months, the company has introduced several new commercial vehicles and passenger cars. Among them are the Ace mini-truck, Tata Novus Tipper, a common rail engine (DiCOR) powered Safari, Indigo SX, Indica V2 Turbo Diesel and the Tata TL 4x4. All these products have received encouraging response in the market.

The company exported 34,849 vehicles during the nine months, a growth of 80.57% over 19,299 units for the previous period.

The Audited Financial Results for the quarter and the nine months ended December 31, 2005, are enclosed.

TATA MOTORS LIMITED Regd. Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.
AUDITED FINANCIAL RESULTS FOR THE QUARTER/NINE MONTHS ENDED DECEMBER 31, 2005
Particulars			Quarter ended December 31,		Nine months ended December 31,		Year ended March 31,
			2005	2004	2005	2004	2005
(A)
1	Vehicle Sales:(in Nos.)
	Commercial vehicles		56077	50908	143420	134861	189993
	Passenger cars and Utility vehicles		43369	39048	127517	124996	179076
	Exports		11782	8706	34849	19299	30497
			111228	98662	305786	279156	399566
2	Vehicle Production:(in Nos.)
	Commercial vehicles		65288	55878	170083	149106	209886
	Passenger cars and Utility vehicles		47124	40451	142177	131566	191055
			112412	96329	312260	280672	400941
(B)			(Rupees Crores)
1	Sales/Income from operations		5,903.57	5,091.09	16,024.85	14,220.17	20,482.57
	Less: Excise Duty		829.02	728.27	2,305.40	2,139.91	3,063.44
	Net Sales/Income from operations		5,074.55	4,362.82	13,719.45	12,080.26	17,419.13
2	Total Expenditure
	(a)	(Increase) / Decrease in stock in trade and work in progress	(184.69)	(20.82)	(670.64)	(271.17)	(144.00)
	(b)	Consumption of raw materials & components	3,612.22	3,002.06	9,871.50	8,384.11	11,929.48
	(c)	Staff cost	278.87	259.33	829.04	754.46	1,039.34
	(d)	Other expenditure	745.09	541.13	2,002.70	1,682.34	2,423.22
	(e)	Sub total 2(a) to 2(d)	4,451.49	3,781.70	12,032.60	10,549.74	15,248.04
3	Operating profit [1-2]		623.06	581.12	1,686.85	1,530.52	2,171.09
4	Other income		168.36	24.66	284.69	136.49	166.09
5	Interest
	(a)	Gross interest	77.26	54.89	216.16	163.35	220.77
	(b)	Capitalisation of Interest/Interest Income	(17.15)	(13.45)	(58.98)	(40.55)	(66.62)
	(c)	Net interest	60.11	41.44	157.18	122.80	154.15
6	Product development expenses		7.70	6.24	20.87	48.58	67.12
7	Depreciation and Amortisation		130.83	100.77	384.69	305.92	450.16
8	Profit before exceptional items and tax [3+4-5-6-7]		592.78	457.33	1,408.80	1,189.71	1,665.75
9	Exceptional Items
	(a)	Employee separation cost	1.01	1.01	3.03	3.09	4.18
	(b)	Provision for diminution in value of investments	-	-	-	-	9.67
	(c)	Sub total of 9(a) and 9(b)	1.01	1.01	3.03	3.09	13.85
10	Profit before tax [8-9]		591.77	456.32	1,405.77	1,186.62	1,651.90
11	Less: Provision for taxation
	(a)	Current Tax	114.40	116.43	300.29	311.35	363.82
	(b)	Deferred Tax	17.14	23.68	34.71	26.49	51.13
	(c)	Sub total of 11(a) and 11(b)	131.54	140.11	335.00	337.84	414.95
12	Profit after tax [10-11]		460.23	316.21	1,070.77	848.78	1,236.95
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		376.30	361.79	376.30	361.79	361.79
14	Reserves excluding Revaluation Reserve						3,749.60
15	Basic EPS (not annualised) Rupees		12.23	8.75	28.46	23.63	34.38
	Diluted EPS (not annualised) Rupees		11.49	8.20	26.78	22.16	32.23
16	Aggregate of Non-Promoter Shareholding
	-	Number of Shares	247420295	243895027	247420295	243895027	244718237
	-	Percentage of shareholding	65.76%	67.42%	65.76%	67.42%	67.65%

Notes:-
1)	Figures for the previous periods have been regrouped/reclassified wherever necessary.
2)

During the nine months ended December 31, 2005, exchange fluctuation on provision for redemption premium on Foreign Currency Convertible Notes of Rs.8.85 crores has been debited to Securities Premium Account.

3)

Other expenditure includes foreign exchange loss of Rs. 38.63 crores for the quarter ended December 31, 2005 as against a gain of Rs.62.08 crores for the quarter ended December 31, 2004. The corresponding figures for nine months ended December 31, 2005 and December 31, 2004 and for the year ended March 31, 2005 are losses of Rs. 43.73 crores, Rs. 25.55 crores and Rs. 29.04 crores, respectively.

4)

During the quarter, the Company has sold 20% of its holding in its subsidiary, Telco Construction Equipment Company Limited (Telcon) to Hitachi Construction Machinery Company Limited, the Company's technology and equity partner in Telcon. Consequently, the Company's holding in Telcon stands at 59.75%. Profit on sale of these shares amounting to Rs.164.30 crores is included in other income.

5)

The above financial results for the quarter/nine months ended December 31, 2005, include the results of the operations of Tata Finance Limited (TFL), Telco Dadajee Dhackjee Limited (TDDL) and Suryodaya Capital and Finance (Bombay) Limited (SCFL), for the period April 1, 2005 to December 31, 2005, consequent upon the merger of these companies effective April 1, 2005. The comparative figures for the quarter/nine months ended December 31, 2004 and for the year ended March 31, 2005 as shown above, do not include the result of the operations of TFL, TDDL and SCFL, and as such, the financial results for the quarter/nine months ended December 31, 2005, are not comparable to this extent.

6)

The Company has allotted 1,45,04,949 Ordinary shares on August 18, 2005, to the Equity shareholders of erstwhile Tata Finance Limited, as per the Scheme of Amalgamation approved by the Hon'ble High Court of Judicature at Bombay.

7)

Subsequent to the quarter ended December 31, 2005, 16,000 Zero coupon Foreign Currency Convertible Notes (2009) representing 16% of the said Notes, have been converted into 12,24,203 Ordinary Shares of Rs.10/- each at a premium as per the terms of issue.

8)

Subsequent to the quarter ended December 31, 2005, the Company has made further investment of Rs. 202 crores in its subsidiary company Tata Technologies Limited, by subscribing to rights issue of 2,02,00,400 Ordinary shares of Rs.10 each issued at a premium of Rs. 90 per share.

9)

The Company is engaged mainly in the business of automobile products consisting of all types of commercial and passenger vehicles including financing thereof. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

10)

As on October 1, 2005, 72 Investor complaints were outstanding. The Company received 119 complaints during the said quarter and disposed off 189 complaints by December 31, 2005. There were 2 complaints unresolved as on December 31, 2005, out of which 1 complaint pertains to non-receipt of dividend.

11)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and nine months ended December 31, 2005.
The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on February 9, 2006.
Mumbai, February 9, 2006	Tata Motors Limited Ratan N Tata Chairman

For further press queries please contact Mr Debasis Ray at +91 22 5665 7209 or email at: debasis.ray@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.